September 11, 2025

VIA EDGAR

Anastasia Kaluzienski and Robert Littlepage
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4631

Re:	Perion Network Ltd. Form 20-F for the Year Ended December 31, 2024 File No. 000-51694

Dear Messrs. Kaluzienski and Littlepage,

On behalf of Perion Network Ltd. (the “Company” or “Perion”), the undersigned submits this letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by mail, dated August 20, 2025 (the “Comment Letter”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “20-F”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comment in italics below, and the heading and comment number in this letter correspond to the heading and comment number in the Comment Letter.  In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 20-F.

Form 20-F for the Period Ended December 31, 2024
Note 8. Goodwill and Other Intangible Assets, Net, page F-31

We note that you performed a quantitative goodwill impairment test as of December 31, 2024, which indicated that the fair value of each reporting unit exceeded its carrying amount. We also note that the decline in Search Advertising revenues starting from the second quarter of 2024 through the second quarter of 2025 has been material. Considering the significant and sustained decline in Search Advertising revenues, please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether the reporting unit is at risk of failing step one of the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of failing step one. If the fair value of your reporting unit is not substantially in excess of carrying value, you should disclose:
• the percentage by which fair value exceeded carrying value at the date of the most recent step one test;
• a detailed description of the methods and key assumptions used and how the key assumptions were determined;
• a discussion of the degree of uncertainty associated with the assumptions; and
• a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Leonardo da Vinci St 2, 24th Floor, Tel Aviv-Yafo, Landmark, 6473309 Israel
perion.com

Response

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it performed its annual goodwill impairment assessment for the Search Advertising reporting unit in the fourth quarter of 2024, and the fair value of the reporting unit exceeded its carrying value by 22.3%, which the Company believes to be substantially in excess of its carrying value.  As such, the Company does not believe its Search Advertising reporting unit is at risk of failing step 1 of the quantitative impairment test.  In future 20-F filings, the Company will include disclosure as to whether the reporting unit is at risk of failing step 1.

Based on the above factors, the Company believes Search Advertising’s fair value is substantially in excess of its carrying value. In the future, however, if the Company believes that the reporting unit is at risk of a goodwill impairment charge, it will provide disclosure on the items referenced in this comment letter. We would also respectfully note that the Company’s most recent Annual Report on Form 20-F included a risk factor related to the potential impairment of our assets under the heading “Risks related to our Financial and Corporate Structure" which the Company will update in future filings as appropriate regarding the risks of any known potential events or circumstances that could give rise to possible goodwill impairment.

With regard to the Staff’s comment related to the significant and sustained decline in Search Advertising revenues starting from the second quarter of 2024 through the second quarter of 2025, the Company respectfully notes that the decline in revenues was projected in the valuation used for its most recent impairment test. The Company has not identified any triggering event that would require an interim impairment test since the last annual impairment test.

* * *

Please contact the undersigned should you require further information or have any questions.

Sincerely,

/s/ Elad Tzubery
Elad Tzubery, Chief Financial Officer

cc:	Michael Kaplan, Davis Polk & Wardwell LLP

Leonardo da Vinci St 2, 24th Floor, Tel Aviv-Yafo, Landmark, 6473309 Israel
perion.com